

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Mr. Ben Chang
Chief Financial Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, California 90212

     RE: **Rich Pharmaceuticals, Inc.**
             Form 10-K for the Year Ended March 31, 2013
             Filed July 1, 2013
             File No. 0-54767

Dear Mr. Chang:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Melissa N. Rocha

                Melissa N. Rocha
                Senior Assistant Chief Accountant